UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

FSP 50 South Tenth Street Corp.

(Name of Subject Company)

FSP 50 South Tenth Street Corp.

(Names of Persons Filing Statement)

Preferred Stock, $0.01 par value per share

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

George J. Carter
President
FSP 50 South Tenth Street Corp.
401 Edgewater Place, Suite 200
Wakefield, MA 01880-6210
(781) 557-1300

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

With a Copy to:

Kenneth A. Hoxsie, Esq.
James R. Burke, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
(617) 526-6000

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements Items 2, 4 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 18, 2009, by FSP 50 South Tenth Street Corp. (“50 South Tenth”).  The Schedule 14D-9 and this Amendment relate to the tender offer (the “Offer”) as disclosed on a Tender Offer Statement on Schedule TO filed with the SEC on February 3, 2009 (as amended and supplemented from time to time) by Moraga Gold, LLC; Steven Gold; MPF Income Fund 25, LLC; SCM Special Fund 2, LP; and MacKenzie Patterson Fuller, LP to purchase up to 40 shares of Preferred Stock, at a purchase price equal to $33,250 per share, less any dividends after February 20, 2009, with respect to the Preferred Stock between February 3, 2009 and March 31, 2009, or such other date to which the Offer may be extended, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 3, 2009, as amended or supplemented from time to time, and related letter of transmittal.

All information in the Schedule 14D-9 is incorporated by reference in this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided herein. Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used below but not defined in this Amendment No. 1 have the meanings set forth in the Schedule 14D-9

Item 2.  Identity and Background of Filing Person.

Item 2 of Schedule 14D-9 is hereby amended by replacing the first paragraph under the heading “Tender Offer” in its entirety with the following:

This Schedule relates to the tender offer by Moraga Gold, LLC; Steven Gold; MPF Income Fund 25, LLC; SCM Special Fund 2, LP; and MacKenzie Patterson Fuller, LP (collectively, “MPF”), disclosed in the Tender Offer Statement on Schedule TO, filed by MPF with the Securities and Exchange Commission (the “SEC”) on February 3, 2009, as amended by Amendment No. 1 and Amendment No. 2 to the Schedule TO filed by MPF with the SEC on February 12, 2009 and February 19, 2009, respectively (together with the exhibits thereto, as amended, the “Schedule TO”), pursuant to which MPF is offering to purchase up to 40 shares of Preferred Stock at a purchase price equal to $33,250 per share, less any dividends after February 20, 2009, with respect to the Preferred Stock between February 3, 2009 and March 31, 2009, or such other date to which such offer may be extended, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 3, 2009, as amended by the Addendum dated February 11, 2009 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the “Offer”).

Item 4.  The Solicitation or Recommendation.

Item 4 of Schedule 14D-9 is hereby amended by replacing the second paragraph in its entirety with the following:

Although 50 South Tenth is not making a recommendation with respect to the Offer, 50 South Tenth believes that holders of Preferred Stock should consider the factors described in the Letter from 50 South Tenth to Shareholders, dated February 18, 2009, which is incorporated herein by reference in its entirety as Exhibit (a)(2)(i) and the Additional Information from 50 South Tenth to Shareholders dated February 20, 2009, which is incorporated herein by reference in its entirety as Exhibit (a)(2)(ii), in making their own decisions of whether to accept or reject the Offer.

Item 9.  Exhibits.

Item 9 of Schedule 14D-9 is hereby amended in its entirety as follows:

Exhibit No.	Description
(a)(2)(i)*	Letter from 50 South Tenth to Shareholders dated February 18, 2009.
(a)(2)(ii)	Additional Information from 50 South Tenth to Shareholders dated February 20, 2009.
(e)(1)	50 South Tenth’s Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC on March 7, 2008 (File No. 000-52551) and incorporated herein by reference.
(e)(2)	50 South Tenth’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 filed with the SEC on November 14, 2008 (File No. 000-52551) and incorporated herein by reference.
(e)(3)
Asset Management Agreement, incorporated herein by reference to Exhibit 10.3 to 50 South Tenth’s Registration Statement on Form 10, as amended, filed with the SEC on April 6, 2007 (File No. 000-52551).

(e)(4)	Voting Agreement, incorporated herein by reference to Exhibit 10.5 to 50 South Tenth’s Registration Statement on Form 10, as amended, filed with the SEC on April 6, 2007 (File No. 000-52551).
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* Previously filed as Exhibit (a)(2) to the Schedule 14D-9 filed on February 18, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FSP 50 SOUTH TENTH STREET CORP.

Date: February 23, 2009	By: /s/ George J. Carter
Name: George J. Carter
Title: President

EXHIBIT INDEX

Exhibit No.	Description
(a)(2)(i)*	Letter from 50 South Tenth to Shareholders dated February 18, 2009.
(a)(2)(ii)	Additional Information from 50 South Tenth to Shareholders dated February 20, 2009.
(e)(1)	50 South Tenth’s Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC on March 7, 2008 (File No. 000-52551) and incorporated herein by reference.
(e)(2)	50 South Tenth’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 filed with the SEC on November 14, 2008 (File No. 000-52551) and incorporated herein by reference.
(e)(3)
Asset Management Agreement, incorporated herein by reference to Exhibit 10.3 to 50 South Tenth’s Registration Statement on Form 10, as amended, filed with the SEC on April 6, 2007 (File No. 000-52551).

(e)(4)	Voting Agreement, incorporated herein by reference to Exhibit 10.5 to 50 South Tenth’s Registration Statement on Form 10, as amended, filed with the SEC on April 6, 2007 (File No. 000-52551).
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* Previously filed as Exhibit (a)(2) to the Schedule 14D-9 filed on February 18, 2009.